Monte Oscuro                                    16th Street, Rio Abajo

Panama, Republic de Panama

April 16, 2014

To:	Mara Ransom, Assistant Director
Or Dean Brazier, Staff Attorney
Or Lisa Kohl, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Artesanias Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 7, 2014
File No.: 333-193736

Dear Ms. Ransom:

Artesanias Corp., a Nevada corporation (the “Registrant”), has received and reviewed the Commission’s letter dated March 28, 2014 (the “SEC Letter”), pertaining to the Registrant’s Registration Statement on Form S-1 (the “Filing”) as filed with the Commission on March 17, 2014.  The following numbered responses correspond to those numbered comments as set forth in the SEC Letter.

Exhibits, page 42

1.

We reviewed your response to prior comment 9 in our letter dated March 28, 2014, but note that the original consent has been filed. Please file an updated consent from your independent registered public accounting firm that is signed within 30 days of the date of the filing.

An updated consent from the Registrant’s independent registered public accounting firm has been filed in connection with this amendment.

In connection with the Registrant’s responding to the comments set forth in the SEC Letter, the Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Jose Soto at tel: (+52) (33) 8421-6969.  Alternatively, you may contact Randall Brumbaugh, U.S. counsel for the Registrant, at tel: (626) 335-7750.

Sincerely,

/s/ Jose Soto

Jose Soto

President